UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 1-06571

Employer Identification Number: 22-1918501

Plan Number: 001

MSD EMPLOYEE SAVINGS AND SECURITY PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive

P.O. Box 100

Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

MSD Employee Savings and Security Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

MSD Employee Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MSD Employee Savings and Security Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 26, 2012

MSD Employee Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31,

	2011	2010

Assets
Investments
Investments, at fair value	$4,048,058,680	$3,998,806,486

Receivables
Employer contribution	105,360	6,460,866
Participant contributions	224,565	15,093,322
Notes receivable from participants	46,901,742	46,400,647

Total receivables	47,231,667	67,954,835

Net assets available for benefits	$4,095,290,347	$4,066,761,321

The accompanying notes are an integral part of these financial statements.

MSD Employee Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2011

Additions to net assets attributed to
Investment income (loss)
Plan interest in Master Trust investment loss	$(10,535,004)

Interest income, notes receivable from participants	2,501,886

Contributions to the Plan
By participants	232,148,436
By employer	90,869,285

Total contributions	323,017,721

Transfers in	654,584

Total additions	315,639,187

Deductions from net assets attributed to
Benefits paid to participants	(287,096,444)
Transfers out	(13,717)

Total deductions	(287,110,161)

Net increase	28,529,026

Net assets available for benefits
Beginning of year	4,066,761,321

End of year	$4,095,290,347

The accompanying notes are an integral part of these financial statements.

MSD Employee Savings and Security Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the MSD Employee Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was designed to provide an easy, economical way for employees to become shareholders of Merck & Co., Inc. (“Merck” or the “Company”) as well as a systematic means of saving and investing for the future. Regular full-time, part-time, and temporary employees of Merck Sharp & Dohme Corp. (“MSD”) and of certain wholly-owned subsidiaries as defined by the Plan document who are not covered by a collective bargaining agreement are eligible to enroll in the Plan on or after the first day of the month following their date of hire. MSD, a subsidiary of Merck, is the Plan Sponsor (the “Sponsor”).

Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. At December 31, 2011, the Plan offered 5 registered investment companies (mutual funds), 4 common/collective trusts, and 14 separately managed accounts.

The Plan is administered by management committees appointed by the Company’s Chief Executive Officer (or his delegate) or the Compensation and Benefits Committee of the Board of Directors of Merck.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

Through March 31, 2011, the assets of the Plan were maintained, for investment purposes only, on a commingled basis with the assets of the MSD Employee Stock Purchase and Savings Plan and a portion of the MSD Puerto Rico Employee Savings and Security Plan and the Telerx Marketing, Inc. 401(k) Plan (the “Master Trust”). On April 1, 2011, the assets of the Retirement Savings Plan for the Organon BioSciences US Affiliates were transferred into the Master Trust. Subsequently, on October 1, 2011, the Master Trust agreement was replaced with a new agreement that includes all of the assets of the Plan, the MSD Employee Stock Purchase and Savings Plan, the Schering-Plough Employees’ Savings Plan, the Retirement Savings Plan for the Organon BioSciences US Affiliates, and the Telerx Marketing, Inc. 401(k) Plan. In addition, a portion of the MSD Puerto Rico Employee Savings and Security Plan and The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (collectively, the “Puerto Rico Plans”) participate in the Master Trust for the specific limited purpose of enabling participants in the Puerto Rico Plans to invest in separately managed accounts and common/collective trusts which are record-kept and trusteed pursuant to the Master Trust agreement. The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets.

The portion of fund assets allocable to each plan is based upon the participants’ account balance within each plan. Investment income for each fund is allocated to each plan based on the relationship of each plan’s beneficial interest in the fund to the total beneficial interest of all plans in the fund.

Contributions

Participants may contribute from 2% up to 25% of their base pay. However, pre-tax contributions cannot exceed the statutory limit for pre-tax deferrals ($16,500 in 2011). In addition, the Company matches 75% of an employee’s contributions up to a maximum of 6% of such employee’s base pay per pay period (to the statutory limit). Participant and Company matching contributions are invested according to a participant’s elections.

Age 50 and above — In addition, the Plan permits unmatched pre-tax “catch-up contributions” of up to $5,500 for 2011 by participants who are at least age 50 by year-end.

MSD Employee Savings and Security Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

Notes Receivable from Participants

Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years for a short term loan or up to thirty years for the purchase of a primary residence and bear interest at rates that range from 4.25% to 12.5%. The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance and defaulted loan amounts. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Salaried and hourly employees with status codes of terminated (which includes retired), long term disability or death are eligible for a full distribution of their vested account balances. Employees or beneficiaries may elect to receive one lump sum payment or from one to ten annual installments. In-service distributions and hardship withdrawals are made throughout the year in accordance with applicable Plan provisions.

Other Matters

Transfers in and out during 2011 primarily relate to transfers between the Plan and the MSD Employee Stock Purchase and Savings Plan for employees who changed their status during the year.

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

MSD Employee Savings and Security Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

All investments are recorded at fair value in the accompanying financial statements. Valuation of investments of the Plan represents the Plan’s allocable portion of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less Plan distributions, allocated investment losses and allocated expenses.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Contributions

Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Expenses

The Plan’s administrative expenses are paid by the Company.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which was effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption of the provisions did not impact the Plan’s net assets available for benefits or changes in net assets available for benefits.

MSD Employee Savings and Security Plan

Notes to Financial Statements

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Related-Party Transactions

Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the participant’s payment of interest and principal on the notes receivable from participants. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of Registered Investment Companies (mutual funds) managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by Fidelity was $515,974,187 and $508,474,281 at December 31, 2011, and December 31, 2010, respectively. During 2011, the Plan’s allocated portion of income/(loss) from investments managed by Fidelity was $(21,815,988).

Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of the Plan’s allocated portion of the investments in Merck common stock was $635,154,708 and $628,393,948 at December 31, 2011, and December 31, 2010, respectively. During 2011, the Plan’s allocated portion of income from Merck common stock was $54,002,344.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

5.	Tax Status

The Plan obtained a tax determination letter from the Internal Revenue Service (“IRS”) dated August 20, 2003, indicating that it had been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor believes that the Plan is designed and currently operates in compliance with the IRC. Therefore, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

MSD Employee Savings and Security Plan

Notes to Financial Statements

6.	Master Trust

The Plan had an approximate 61% and 93% interest in the Master Trust at December 31, 2011 and December 31, 2010, respectively. The net assets of the Master Trust are as follows:

	December 31,

	2011	2010

Registered investment companies (mutual funds)	$2,542,034,089	$2,429,527,336
Common/collective trusts	2,393,149,871	974,556,196
Merck common stock	882,978,908	725,577,688
Other common stocks	778,007,033	173,838,506
Accrued interest and dividends	11,056,146	7,839,023
Other Net Assets	(5,712,585)	(7,746,587)

	$6,601,513,462	$4,303,592,162

Total investment income of the Master Trust for the year ended December 31, 2011, is as follows:

Year Ended December 31, 2011

Investment income, net
Interest and dividends	$101,502,769
Net depreciation in Registered investment companies (mutual funds)	(92,454,540)
Net appreciation in Common/collective trusts	64,245,307
Net appreciation in Merck common stock	46,615,834
Net depreciation in Other common stocks	(4,886,931)

Total investment income	$115,022,439

7.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets primarily include investments in common/collective trusts.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan did not hold any Level 3 assets at December 31, 2011 and 2010, respectively.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There have been no changes in the valuation methodology used at December 31, 2011 and 2010.

MSD Employee Savings and Security Plan

Notes to Financial Statements

Within the Master Trust, investments are recorded at fair value, as follows:

Registered Investment Companies (Mutual Funds)

Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Common/Collective Trusts

The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee. The Plan’s investments in common/collective trusts generally may be redeemed daily.

Common Stocks

Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the trustee and the Company.

MSD Employee Savings and Security Plan

Notes to Financial Statements

Investments Measured at Fair Value

Investments measured at fair value are summarized below:

	December 31, 2011

	Fair Value Measurements Using

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Investments in the Master Trust

Registered Investment Companies
US Small/Mid Cap Equity	$507,350,373	$-	$-	$507,350,373
Non-US Equity	747,273,595			747,273,595
Fixed Income	714,863,725			714,863,725
Cash and Short Term Investments	572,546,396			572,546,396

Common Collective Trusts
US Large Cap Equity		1,389,217,431		1,389,217,431
US Small/Mid Cap Equity		323,578,409		323,578,409
Non-US Equity		319,706,079		319,706,079
Fixed Income		336,337,766		336,337,766
Cash and Short Term Investments		24,310,186		24,310,186

Merck Common Stock	882,978,908			882,978,908

Other common stocks
U.S. Small Cap Equities	198,753,600			198,753,600
Large Cap Equities	579,253,433			579,253,433

Total Investments in the Master Trust	$4,203,020,030	$2,393,149,871	$-	$6,596,169,901

MSD Employee Savings and Security Plan

Notes to Financial Statements

	December 31, 2010

	Fair Value Measurements Using

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Investments in the Master Trust

Registered Investment Companies
US Large Cap Equity	$525,900,581	$-	$-	$525,900,581
US Small/Mid Cap Equity	450,491,666			450,491,666
Non-US Equity	586,446,480			586,446,480
Fixed Income	495,365,654			495,365,654
Cash and Short Term Investments	371,322,955			371,322,955

Common Collective Trusts
US Large Cap Equity		706,492,936		706,492,936
US Small/Mid Cap Equity		97,778,323		97,778,323
Non-US Equity		91,191,644		91,191,644
Fixed Income		72,799,733		72,799,733
Cash and Short Term Investments		6,293,560		6,293,560

Merck Common Stock	725,577,688			725,577,688

Other common stocks
U.S. Small Cap Equities	173,838,506			173,838,506

Total Investments in the Master Trust	$3,328,943,530	$974,556,196	$-	$4,303,499,726

8.	Subsequent Events

In December 2011, the Compensation and Benefits Committee of the Board of Directors approved changes to the Plan that will be effective January 1, 2013. The definition of pay used to determine contribution amounts was expanded to include total annual compensation, which includes base pay, commissions, paid cash bonus, overtime and shift differentials.

On January 1, 2012, the Inspire Pharmaceuticals, Inc. 401(k) Profit Sharing Plan was merged into the MSD Employee Savings and Security Plan.

On May 1, 2012, the Plan Sponsor was merged into Schering Corporation, another subsidiary of Merck. The surviving entity was renamed Merck Sharp & Dohme Corp. The Plan has evaluated subsequent events through the date the financial statements were issued.

MSD Employee Savings and Security Plan

Schedule H

Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

**	Master Trust	Investment in Master Trust	***	$4,048,058,680

*	Notes receivable from participants	Interest rates ranging from 4.25% to 12.5% and with maturities through 2042		46,901,742

		Total		$4,094,960,422

*	Denotes a party-in-interest to the Plan.
**	There are certain investments within the Master Trust that are party-in-interest.
***	Cost information not required to be presented for participant directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSD Employee Savings and Security Plan

By:	/s/ Mark E. McDonough

Mark E. McDonough
Vice President and Treasurer

June 26, 2012

EXHIBIT INDEX

Exhibit Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	15